INDO-PACIFIC ENERGY LTD.

284 Karori Road, P.O. Box 17-258 Karori,
Wellington, New Zealand

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

The special meeting (the “Meeting”) of Shareholders of Indo-Pacific Energy Ltd. (“Indo-Pacific”) will be held at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia on December 31, 2003 at 8:00 a.m., local time, for the following purposes:

1.
Name Change - To consider and if deemed advisable approve, with or without amendment, special resolutions to change the name of Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd., or such other name as may be approved by the board of directors and the regulatory authorities, and to amend the Articles accordingly.

2.	Update By-laws - To consider and if deemed advisable ratify the board of director’s adoption of the 2003 By-laws.

3.	To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management Proxy Circular accompanies this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Wellington, New Zealand, as of the 5th day of December, 2003.

BY ORDER OF THE BOARD

“David Newman”

David Newman
Chairman of the Board